Exhibit 99.2
FOR IMMEDIATE RELEASE
NIDEC CORPORATION
New York Stock Exchange symbol: NJ
Stock exchange code (Tokyo, Osaka): 6594
Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com
Released on September 3, 2010 in Kyoto, Japan
Notice of Determination of the Terms of Issuance of
Euro Yen
Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015
     Nidec Corporation (the “Company”)(NYSE:NJ) announced today that it had determined the terms of the issuance with regard to the issuance of the Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights due 2015 (the “Bonds with Stock Acquisition Rights”, among which the bonds only shall be referred to as the “Bonds” and the stock acquisition rights only shall be referred to as the “Stock Acquisition Rights” hereinafter). Notice is hereby given of such terms, together with the previously determined items, as described below:
Description

1.	Amount of asset to be contributed to capital upon exercise of a Stock Acquisition Right:		Equal to the principal amount of the Bond

2.	Conversion Price:		10,626 yen
(For reference) Share price, etc. on the date of the determination of the Conversion Price (September 2, 2010):

	(a)	Share price on the Osaka Securities Exchange (closing price):	7,590 yen

	(b)	Percentage of rise ({Conversion Price /share price (closing price) — 1} x 100):	40.00%

(For reference)

1.	Aggregate issue amount of the Bonds (aggregate principal amount of the Bonds):	80,000,000,000 yen and the aggregate principal amount of the Bonds related to the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the rights of the Managers (in the maximum aggregate principal amount of 20,000,000,000 yen), plus the aggregate principal amount of the Bonds related to the replacement Bonds with Stock Acquisition Rights

2.	Paid-in amount of each Bond:	100.5% of the principal amount of each Bond (principal amount of each Bond: 5,000,000 yen)

3.	Offer price (issue price) of Bonds with Stock Acquisition Rights:	102.5% of the principal amount of each Bond

4.	Date of resolution for the issue:	September 2, 2010

5.	Date of allocation of Stock Acquisition Rights and Closing Date for the Bonds:	September 21, 2010 (London time)

6.	Exercise period of Stock Acquisition Rights:	Each Stock Acquisition Right may be exercised at any time during the period from, and including, October 5, 2010 to, and including, September 4, 2015 (at the place where the Stock Acquisition Right is to be exercised); however, (i) if the relevant Bond shall have been called for early redemption, then up to the third Tokyo Business Day (at the place as aforesaid) prior to the date fixed for redemption thereof, (ii) if the relevant Bond shall have been purchased for cancellation, then up to the time when such Bond is so cancelled, or (iii) if the relevant Bond shall become due and repayable, then up to the time when such Bond becomes so due and repayable; provided, however, that in no event, shall the Stock Acquisition Rights be exercised after September 4, 2015 (at the place where the Stock Acquisition Right is to be exercised). However, the Stock Acquisition Rights may not be exercised for such period as may be designated by the Company, which period may not exceed 30 days, and which period shall end on a date not later than 14 days after the Corporate Event Effective Date if the Company reasonably determines that such suspension is necessary in order to consummate the relevant Corporate Event by the Company.

7.	Maturity Date:	September 18, 2015
     For detailed information, please see the press release of the Company dated September 2, 2010 “Notice of Issuance of Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015”.
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